July 7, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Kristin Lochhead

Re:	Advanced Analogic Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 3, 2011
File No. 000-51349

Ladies and Gentlemen:

Advanced Analogic Technologies Incorporated (the “Company”) provides this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 30, 2011 (the “Staff Letter”), relating to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”) filed by the Company. In response to the Staff’s comment, we have reproduced below the comment set forth in the Staff Letter and followed the comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT 1: We reference the statement that you record litigation expenses as incurred. Please tell us how that policy complies with FASB ASC 450-20-25-2 which states that a loss should be accrued when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the loss can be reasonably estimated.

RESPONSE: In our Form 10-Q for the quarterly period ended March 31, 2011, we stated that we record litigation expenses as incurred. This statement refers solely to the ongoing attorney’s fees incurred in connection with our outstanding patent litigation activities (“litigation expenses”) which are appropriately expensed as incurred. In addition, we separately evaluate the potential for losses to be incurred as a result

U.S. Securities and Exchange Commission

July 7, 2011

of the resolution or settlement of outstanding litigation (“litigation settlements”) pursuant to FASB ASC 450-20-25-2 and accrue estimated losses when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the loss can be reasonably estimated. Litigation expenses and litigation settlements are both presented on the statement of operations within Patent litigation expense.

To clarify our disclosure regarding patent litigation expenses, we will include the following language within our Significant Accounting Policies Disclosure on our future filings on Form 10-K:

“PATENT LITIGATION – Patent litigation expense is comprised of litigation expenses which are fees paid to attorneys to defend our patents as well as loss contingencies and litigation settlements recorded by the Company.

Litigation Expenses – The Company expenses attorney fees incurred in connection with its outstanding patent litigation activities as they are incurred.

Loss Contingencies/Litigation Settlements – The Company is subject to the possibility of various loss contingencies that may arise in the ordinary course of business. Management considers the likelihood of loss, impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. The Company recognizes a loss contingency only when both of the following conditions are met: (1) information available before the financial statements are issued indicates that it is probable that an asset had been impaired or a liability incurred at the date of the financial statements and (2) the amount of the loss can be reasonably estimated. If a contingent liability is only reasonably possible, we will disclose an estimate of the potential range of the loss, if reasonably estimable.”

* * * *

Should you have any further questions or comments, please do not hesitate to contact the undersigned at (408) 737-4729.

Sincerely,

Advanced Analogic Technologies Incorporated

By:	/s/ Ashok Chandran
Ashok Chandran
Vice President, Chief Accounting Officer and Interim Chief Financial Officer

cc:	Mark L. Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Tim de Kay
Deloitte & Touche LLP